As filed with the Securities and Exchange Commission on July 26, 2000

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                 SCHEDULE 14D-9
                                 Amendment No. 7

                      Solicitation/Recommendation Statement
                          Under Section 14(D)(4) of the
                         Securities Exchange Act of 1934

                               ------------------

                                BAAN COMPANY N.V.
                            (Name of Subject Company)

                                BAAN COMPANY N.V.
                        (Name of Person Filing Statement)

                   COMMON SHARES, PAR VALUE NLG 0.06 PER SHARE
                         (Title of Class of Securities)

                                    N08044104
                      (CUSIP Number of Class of Securities)

                               ------------------

                                 Robert Ruijter
                                Baan Company N.V.
                            Baron van Nagellstraat 89
                                3771 LK Barneveld
                                 The Netherlands
                               011-31-342-42-8888

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person filing Statement)

                                 With copies to:

    Robert E. Goudie, Esq.                       Robert B. Schumer, Esq.
    Senior Vice President,                        John C. Kennedy, Esq.
General Counsel and Secretary           Paul, Weiss, Rifkind, Wharton & Garrison
       Baan Company N.V.                       1285 Avenue of the Americas
 2191 Fox Mill Road, Suite 500                New York, New York 10019-6064
    Herndon, Virginia 20171                          (212) 373-3000
        (703) 234-6000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

            This Amendment No. 7 to Schedule 14D-9 relates to an offer by Invensys Holdings Limited ("Offeror"), a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Invensys plc ("Parent"), a public limited company organized under the laws of England and Wales to purchase any and all outstanding common shares par value NLG 0.06 of Baan Company N.V. (the "Company"), a public limited liability company organized under the laws of The Netherlands at a price of (Euro) 2.85 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2000, as amended (the "Offer to Purchase").

            This Amendment No. 7 to the Schedule 14D-9 supplements and amends information contained in the Schedule 14D-9 originally filed on June 14, 2000, as amended.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

      Item 3 of the Schedule 14D-9 is hereby amended and supplemented to add the following information thereto:

            "On July 26, 2000, Parent announced that as of the then current Expiration Date of the Offer, approximately 134 million Shares (approximately 50% of the outstanding Shares of the Company) had been duly tendered to the Offeror. Parent also announced that these tendered Shares, when coupled with the 66 million Shares then owned by Offeror, represented approximately 75% of the outstanding Shares. Accordingly, the Minimum Condition (95% of the outstanding Shares) had not been satisfied. Pursuant to an Asset Purchase Agreement and Offer Amendment dated as of July 26, 2000, among Offeror, Parent, Company and Baan Software B.V. (the "Purchase Agreement"), Offeror had agreed to extend the offer for five business days (during which period tendering shareholders would continue to have withdrawal rights) and to reduce the Minimum Condition of the Offer from 95% to a majority of the outstanding Shares. In addition, Offeror waived the conditions to the completion of the Offering requiring the absence of a material adverse effect on the Company and the absence of material breaches of the Company's representations and covenants under the Offer Agreement. The Offer remains subject to certain other conditions set forth in the Offer Agreement, as amended and supplemented by the Purchase Agreement.

            In consideration for the reduction of the Minimum Condition from 95% to a majority of the outstanding Shares, Offeror, Parent, Company and Baan Software B.V. entered into the Purchase Agreement. Pursuant to the Purchase Agreement, the Company and Baan Software B.V. have agreed to sell Offeror all of their assets and Offeror has agreed that upon such sale, it would assume all of the liabilities of the Company and Baan Software B.V. for a sum of (Euro) 762 million, subject to an adjustment designed to result in a distribution (gross) to shareholders of (Euro) 2.85 per Share upon liquidation of the Company. The Company, Parent and Offeror anticipate that the Company will be liquidated between January 1, 2001 and the first anniversary of the completion of the asset sale. The asset sale by the Company is subject to Company shareholder approval. The Purchase Agreement provides that the Company will convene a meeting of its shareholders in accordance with Dutch law on Tuesday, August 15, 2000 or as soon thereafter as possible to, among other things, consider, authorize, and approve the execution, delivery and performance by the Company of the Purchase Agreement and transactions contemplated thereby.

            Pursuant to the Purchase Agreement, the Company has agreed not to take certain actions without the prior approval of Offeror. The obligations of Company and Offeror under the Purchase Agreement are each subject to the satisfaction of certain conditions, including but not limited to: positive advice of the Company Works Council concerning the transactions contemplated thereby, receipt of all required governmental approvals, receipt of Company shareholder approval, the absence of any injunction or similar legal order prohibiting or restraining consummation of any of the transactions contemplated by the Purchase Agreement and the absence of any pending legal action or governmental investigation or inquiry which might reasonably be expected to result in any such injunction or order. The obligation of the Offeror to purchase Shares tendered pursuant to the Offer is subject, among other things, to the absence of any injunction or similar legal order prohibiting or restraining consummation of any of the material transactions contemplated by the Purchase Agreement and the absence of any pending legal action or governmental investigation or inquiry which is reasonably likely to result in any such injunction or order.

            The Purchase Agreement further provides that if the Offeror acquires pursuant to the Offer a number of Shares which when coupled with Shares already owned by Parent or Offeror, represent a majority of the outstanding Shares, Offeror will provide a Subsequent Offering Period beginning no later than the business day following expiration of the Offer and ending the earlier of 3:00 p.m. on the 19th business day thereafter. The Purchase Agreement may be canceled by either Parent or the Company (i) if the Offer is terminated and the Offeror does not purchase Shares pursuant to the Offer and (ii) if the number of Shares tendered, accepted and paid for in the Offer and during the Subsequent Offering Period, together with other Shares then owned directly or indirectly by Offeror, equal 95% or more of the total number of Shares then outstanding. In addition, the Purchase Agreement may be cancelled by Parent if the number of Shares tendered, accepted and paid for in the Offer, together with the other Shares that owned directly or indirectly by Parent, constitutes a majority of the Shares outstanding.

            The Purchase Agreement also provides that the Company and Parent will simultaneously enter into a management services agreement, pursuant to which the Offeror will provide management services to the Company and a revolving credit agreement pursuant to which Offeror will provide a revolving credit line of (Euro) 100 million to the Company. Outstanding obligations under the revolving credit agreement at the time of Closing of the Purchase Agreement will be assumed by the Offeror.

            Also on July 26, 2000, Lazard delivered an updated fairness opinion to the Company's Management and Supervisory Boards confirming that, based upon and subject to the assumptions and qualifications set forth in such opinion, the
(Euro) 2.85 per Share to be received by the holders of the Shares in the Offer, as amended, was, as of July 26, 2000, fair to the holders of the Shares from a financial point of view.

            Copies of the Purchase Agreement, the revolving credit agreement, the management services agreement, and the updated fairness opinion have been filed as exhibits to this Amendment No. 7 to Schedule 14D-9 and are incorporated herein by reference."

Item 9. Exhibits.

      (a)(1)*    Letter to Shareholders dated June 14, 2000.

      (a)(2)* Press Release dated May 31, 2000 (incorporated by reference to the Company's Current Report on Form 6-K, dated June 6, 2000).

      (b)(1)* Offer Agreement, dated as of May 31, 2000, by and between Parent and the Company (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9, 2000).

      (b)(2)* Assignment and Assumption Agreement, dated as of June 2, 2000 by and among Parent, Offeror and certain other parties (incorporated by reference to the Schedule TO).

      (b)(3)* Share Purchase Agreement, dated as of May 31, 2000, by and between Parent and Mr. Jan Baan (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9, 2000).

      (b)(4)* Share Purchase Agreement, dated as of May 31, 2000, by and between Parent and Stichting Oikonomos (incorporated by reference to Parent's Statement of Beneficial Ownership on
                 Schedule 13D, dated June 9, 2000).

      (b)(5)* Share Purchase Agreement, dated as of May 31, 2000, by and between Parent and Vanenburg Group B.V. and Amendment Agreement, dated as of June 2, 2000, by and between the same parties (incorporated by reference to Parent's Statement of Beneficial Ownership on
                 Schedule 13D, dated June 9, 2000).

      (b)(6)* Share Purchase Agreement, dated as of May 31, 2000, by and among Parent and General Atlantic Partners II, L.P., General Atlantic Partners V, L.P., General Atlantic Partners 10, L.P. and GAP Coinvestment Partners, L.P. (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9, 2000).

      (b)(7)* Termination and Standstill Agreement, dated as of May 29, 2000, by and between the Company and Fletcher International Limited (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9, 2000).

      (b)(8)* Assignment and Assumption Agreement, dated as of May 31, 2000, by and between the Company and Parent (incorporated by reference to Parent's Statement of Beneficial Ownership on
                 Schedule 13D, dated June 9, 2000).

      (c)(1)* Share Rights Agreement, dated as of December 31, 1998, between the Company and Fletcher (incorporated by reference to the Company's Annual Report on Form 20-F with respect to the year ended December 31, 1998).

      (c)(2)* Amendment to the Share Rights Agreement, dated as of November 24, 1999, between the Company and Fletcher.

      (d)*       Fairness opinion of Lazard, dated May 30, 2000.

      (e)* Shareholders' Informational Meeting Materials, dated June 14, 2000 (incorporated by reference to the Company's Statement on Schedule 14D-9, dated June 9, 2000).

      (f)* Script for Extraordinary General Meeting of Shareholders, held on June 29, 2000.

      (g)* Slides used in the Company's presentation made at the Extraordinary General Meeting of Shareholders on June 29, 2000.

      (h)*       Letter from the Company to its employees, dated July 14, 2000.

      (i)* Text of an advertisement to be run beginning July 15, 2000 (English translation).

      (j)*       Press Release, dated July 17, 2000.

      (k)*       Letter from the Company to its employees, dated July 18, 2000.

      (l)* Letter from the Company to its shareholders, dated July 19, 2000.

      (m)* Form of letter from the Company to its customers, sent beginning July 20, 2000.

      (n)** Asset Purchase Agreement and Offer Amendment, dated as of July 26, 2000, by and among the Company, Baan Software B.V., Offeror and Parent (incorporated by reference to Exhibit (d)(i) in Parent's Amendment No. 15 to its Schedule TO and Exhibit I in Amendment No. 14 to its Statement of Beneficial Ownership on
                 Schedule 13D, dated July 26, 2000).

      (o)** Interim Management Services Agreement, dated as of July 26, 2000, by and between the Company and Offeror (incorporated by reference to Exhibit (d)(ii) in Parent's Amendment No. 15 to its Schedule TO and Exhibit J in Amendment No. 14 to its Statement of Beneficial Ownership on Schedule 13D, dated July 26, 2000).

      (p)** Revolving Credit Agreement, dated as of July 26, 2000, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit (d)(iii) in Parent's Amendment No. 15 to its Schedule TO and Exhibit K in Amendment No. 14 to its Statement of Beneficial Ownership on Schedule 13D, dated July 26, 2000).

      (q)**      Fairness opinion of Lazard, dated July 26, 2000.

----------
*     Filed previously

**    Filed herewith

                                    Signature

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                BAAN COMPANY N.V.


                                By:      /s/ Robert Goudie
                                   ---------------------------------------------
                                   Name: Robert Goudie
                                   Title: Senior Vice President, General Counsel
                                                and Secretary

Dated: July 26, 2000

[LAZARD LOGO]

                                                                     Exhibit (q)

                                                  July 26, 2000

The Board of Managing Directors
    and the Board of Supervisory Directors
Baan Company N.V.
Baron van Nagellstraat 89
3770 AC Barneveld
The Netherlands

Dear Members of the Boards:

            On May 31, 2000, Baan Company N.V. (the "Company"), Invensys plc ("Parent"), Invensys Holdings B.V., i.o., a wholly-owned subsidiary of Parent (the "Purchaser"), and Invensys B.V., i.o., a wholly-owned subsidiary of the Purchaser ("Offer Sub") entered into an Offer Agreement (the "Offer Agreement"). Pursuant to the Offer Agreement, Invensys Holdings Limited ("Holdings") commenced on June 14, 2000, a tender offer (the "Offer") to purchase all the outstanding common shares, par value NLG 0.06 per share (the "Common Shares"), of the Company at a price of 2.85 Euros per share, net to the seller in cash (with a U.S. dollar equivalent option) (the "Consideration"). We understand that the Company, Holdings and Parent propose to reduce the minimum tender condition and waive certain other conditions of the Offer by amendment to the Offer Agreement. We further understand that no modification has been made to the Consideration to be received by the holders of the Common Shares pursuant to the Offer. The Offer Agreement, as amended, is hereafter referred to as the "Amended Offer Agreement" and the Offer, as amended, is hereafter referred to as the "Amended Offer".

            On May 30, 2000, we rendered our opinion that, based upon and subject to the assumptions and qualifications stated in such opinion, the Consideration to be received by the holders of the Common Shares pursuant to the Offer was, as of that date, fair to such holders from a financial point of view. You have requested our opinion, as of the date hereof, as to the fairness from a financial point of view of the Consideration to be received by the holders of the Common Shares pursuant to the Amended Offer. In connection with this opinion, we have:

              (i) reviewed the financial terms and conditions of (x) the Offer
                  Agreement (which did not contain disclosure schedules) and (y) the draft of the amendment to the Offer Agreement dated July 25, 2000;

             (ii) analyzed certain historical business and financial information relating to the Company;

            (iii) reviewed financial forecasts and other data provided to us by the Company relating to its businesses for 2000, which did not contain projected statements of cash flows (we have been informed by representatives of the Company that no projected statements of cash flows for 2000 exist and no projections for any year after 2000 exist) and which have not been updated to reflect estimated second quarter results;

             (iv) held discussions with members of senior management of the
                  Company with respect to the businesses and prospects of the Company and its strategic objectives;

              (v) reviewed public information with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company;

             (vi) reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to those of the Company;

            (vii) reviewed the historical stock prices and trading volumes of the Common Shares; and

           (viii) conducted such other financial studies, analyses and investigations as we deemed appropriate.

            We have relied upon the accuracy and completeness of the foregoing information and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Parent or the Company or concerning the solvency of, or issues relating to solvency concerning, Parent or the Company. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. We note that management has not provided us with an estimate of synergies expected to result from the transactions contemplated by the Amended Offer Agreement.

            Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In rendering our opinion, we did not address the relative merits of the Amended Offer, any alternative potential transaction or the Company's underlying decision to enter into the Amended Offer Agreement.

            In rendering our opinion, we have assumed that the Amended Offer will be consummated on the terms described in the Amended Offer Agreement, without any waiver of any material terms or conditions. We have also assumed that the definitive Amended Offer Agreement will not differ in any material respect from the draft thereof referred to in paragraph (i) above.

             Lazard Freres & Co. LLC is acting as investment banker to the Company in connection with the Amended Offer and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Amended Offer. We have in the past provided investment banking services to the Company for which we received usual and customary compensation. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We are also currently advising Parent on a divestiture for which we expect to be paid reasonable and customary fees. Lazard Freres & Co. LLC is not regulated by any authority or body in the Netherlands, and is rendering this opinion in accordance with customary practice in the United States. With your consent, we have assumed that law, custom and practice in the Netherlands relating to opinions such as the one being delivered hereby are not materially different from those of the United States.

            Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Managing Directors and the Company's Board of Supervisory Directors and our opinion is rendered to them in connection with their consideration of the Amended Offer made pursuant to the Amended Offer Agreement. This opinion is not intended to and does not constitute a recommendation to any holder of the Common Shares as to whether such holder should tender such holder's Common Shares in the Amended Offer. This opinion does not address any transaction involving the Common Shares, whether or not contemplated by the Amended Offer Agreement, other than the Amended Offer. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction. This opinion is given pursuant to the engagement letter dated January 31, 2000 and is governed by New York law. It may only be relied on with the express condition that it is governed by New York law.

            Based on and subject to the foregoing, we are of the opinion that the Consideration to be received by the holders of the Common Shares pursuant to the Amended Offer is fair to the holders of the Common Shares from a financial point of view.

                                   Very truly yours,

                                   LAZARD FRERES & CO. LLC


                                   By  /s/ Allan Chapin
                                       ----------------------------
                                       Allan M. Chapin
                                       Managing Director